UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 27, 2019

(Date of Report (Date of earliest event reported))

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, Texas	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Joy Schoffler, a member of the Company’s board of directors and the Chief Strategy Officer of our Manager, resigned from both positions effective on February 27, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 5, 2019.

MULTI-HOUSING INCOME REIT, INC.

By:	Casoro Capital Partners, LLC
As Manager

By	/s/ Yuen Yung
Yuen Yung, CEO

DATED: April 5, 2019

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